EXHIBIT 99.1

WiLAN Appoints Paul McCarten Chairman of the Board

Signs new five year employment agreement with CEO James Skippen

OTTAWA, Canada – February 1, 2012 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that Mr. Paul McCarten, an independent director, has been appointed Chairman of the Board effective immediately. Mr. James Skippen formerly held both the CEO and Chairman of the Board positions. He will continue as President and CEO of WiLAN and also serve as a director.

A WiLAN Board member since June 2010, Mr. McCarten has over 30 years of legal and management experience. Most recently, he was partner in the business law group of Borden Ladner Gervais LLP, a leading national Canadian law firm. He currently serves as National Secretary of the Board of Directors of the Crohn’s and Colitis Foundation of Canada and has previously served as Chair of the Board of Directors of The Canadian Diabetes Association. Mr. McCarten is a member of the Law Society of Upper Canada and the former Chair of the Ontario Bar Association real estate section.

WiLAN’s Board unanimously approved the appointment of Mr. McCarten as Chairman and believes this move is consistent with WiLAN’s commitment to follow the best possible governance practices by separating the roles of Chairman of the Board and CEO.

With Board approval, the Company has entered into a new five year employment agreement with Mr. Skippen to serve as President and CEO of WiLAN. This agreement sets Mr. Skippen’s compensation for five years, which will generally consist of a base salary and other typical stock-based compensation. The five year agreement also calls for the elimination of Mr. Skippen’s contractual right to receive 2% of WiLAN’s gross revenues for a portion of 2011 and all subsequent years, in exchange for a one-time payment of $7.25 million. The Company expects to record this one-time expense in the fourth quarter ended December 31, 2011. Mr. Skippen has indicated that he will use a portion of the after-tax proceeds from this payment to purchase WiLAN shares. The new employment agreement also includes financial sanctions if Mr. Skippen voluntarily leaves the employ of WiLAN, or he does not maintain a minimum shareholding in WiLAN, during the first two years of the agreement.

The Compensation Committee of WiLAN’s Board of Directors retained compensation experts Towers Watson to review Mr. Skippen’s compensation package and to recommend approaches to eliminating the 2% component, which had no sunset provision.

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The Company’s buyout of Mr. Skippen’s contracted right to 2% of gross revenues and the terms of the new employment contract were based on advice given to the Compensation Committee by Towers Watson, and were unanimously approved by all independent directors. Mr. Skippen did not take part in the meetings at which the buyout and employment contract were considered and approved, but did accept the buyout offer as proposed by the independent directors.

“Since the Board recruited Jim five years ago to lead the rebuilding of WiLAN, he has delivered very impressive results,” said Robert Bramson, Chairman of WiLAN’s Compensation Committee. “In only five years, under Jim’s leadership, WiLAN has increased annual licensing revenues from zero to a forecasted $105 million in 2011, signed license agreements that position the Company to generate many hundreds of millions of dollars in future revenues and secured a listing on the NASDAQ Global Select Market. These are a few examples of the Company’s impressive accomplishments.”

Added Mr. Bramson, “The 2006 compensation package for Mr. Skippen was appropriate and necessary to balance the significant risk of rebuilding WiLAN and has been well in line with shareholder interests to date. Given the Company’s consistent growth, the strength of its business today and its future prospects, WiLAN’s Board of Directors determined this to be the right agreement for WiLAN and its shareholders moving forward. We look forward to Jim leading the Company to even greater heights over the next five years.”

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 255 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3000 issued or pending patents. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “will continue”, “commitment to follow”, “will generally consist”, “expects to”, “has indicated”, “will use”, “forecasted”, “that position the Company to generate”, “future revenues”, “future prospects”, “moving forward”, “look forward” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, (1) the risks described in WiLAN’s November 8, 2011 management’s discussion and analysis of financial condition and results of operations relating to its 3 and 9 months ended September 30, 2011 (the “MD&A”) starting at page 32 of the MD&A and (2) the risks described in WiLAN’s March 1, 2011 annual information form for the year ended December 31, 2011 (the “AIF”) starting at page 13 of the AIF. Copies of each of the MD&A and AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact:

Kathryn Hughes

Director, Marketing & Communications

O: 613.688.4897

C: 613.898.6781

E: khughes@wilan.com

For Investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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